FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	August, 2006
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   August 23, 2006

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
August 23, 2006	NEWS RELEASE 06-19	MAE - TSX MNG-AMEX

Miramar Identifies New Mineralized Zone at Boston and Continues to Extend Naartok East

-Significant zone of mineralization found 400m north of Boston resources-

-Hole 06PMD454 120m north of Naartok East intercepts 14.3g/t Au over 12.0m-

VANCOUVER -- Miramar Mining Corporation today announced additional results from the 2006 drilling program at its Hope Bay Project in Nunavut. The bulk of the program is concentrating on the Madrid district, where drills are testing for continuity and expansion of the known mineralized zones to support a potential large open pit development concept at Madrid. In addition, exploration drilling at Boston has identified a new mineralized zone, termed the BN zone, with potential for adding new resources.

At Madrid, Hole 06PMD454 was drilled approximately 120m North of Naartok East and intercepted 14.32 g/t Au over 12m. This hole is approximately half way between Naartok East and exploration hole 06PMD451, which as reported in the company’s last news release, demonstrated that the Madrid alteration package continued 250m north of the previously defined resource at Naartok East. The results of hole 06PMD454 begin to corroborate that significant gold mineralization occurs near to and up to 250m away from the Naartok East zone. Drilling also continues to encounter significant volumes of lower grade mineralization between the Naartok/Rand gap further illustrating potential for a large scale open pit at Madrid. Good results have also been encountered between the Naartok East and Naartok West junction, providing better data for large open pit studies.

At Boston, activities have expanded due to a new zone discovered approximately 400m north of the previously defined Boston resources. The area referred to as the BN zone is considered to be the folded extension of the main Boston B2 resource. Initial interpretation indicates that the fold closure area may have been a favourable area for the localization of alteration and mineralization and as such tends to be generally wide and slightly lower grade mineralization. This new type of mineralization has not been previously recognized at Boston and previous drilling was focused on quartz veining similar to the B2, B3 and B4 zones. This historical drilling on the area is being compiled and considerable infill sampling has been completed for which assays are pending. A program of follow-up drilling is planned through the remainder of the summer with a view to determining the significance and opportunities of this new zone. This is an exciting opportunity, and illustrates the potential of the Hope Bay belt to host several different styles of gold deposits.

“Our work at Hope Bay this year will help us to determine the potential for a second phase of contemplated production.” said Tony Walsh, Miramar’s President and CEO. “Drilling continues to be successful in outlining a potential large pit at Madrid. A new style of mineralization identified at Boston, continues to demonstrate the synergies of owning an entire district. Hope Bay offers many opportunities for synergy in having one possible central processing infrastructure and multiple ore bodies for feed. By the end of 2006 we expect to outline several scenarios for potential production anchored at Madrid”.

The objective of Miramar’s 2006 exploration campaign at Hope Bay is to define a second phase of production following the proposed Doris North Project which is now in the permitting process. Modelling of the Madrid area (which includes the Naartok, Rand and Suluk deposits) indicated the potential for much larger scale operations than contemplated earlier. Drilling is focused on determining the continuity in the gaps between these deposits as well as infill drilling the previously identified mineralization. The objective of these efforts is to ultimately determine the optimal through put for any contemplated mill as a second phase.

2006 Madrid Program

The goals of the campaign are to:

•	seek to expand existing resources to enhance project economics
•	upgrade resources by infill drilling
•	aggressively seek to extend the Madrid system
•	complete initial drilling to determine the potential for a Large Pit Concept

A program of ice based infill and expansion drilling around the key Madrid zones has been underway since mid-March to meet these objectives. The Madrid holes were reported in Miramar news releases dated May 25, 2006, June 20, 2006 and July 18, 2006 which can be found on the company website at www.miramarmining.com. Results for the new holes are presented below.

Gap Areas

Drilling also continues to encounter significant widths of lower grade mineralization in the Gap between the Naartok and Rand zones which further illustrates the potential for a large scale open pit at Madrid. The more significant results have been generated at the intersection between the Naartok East and Naartok West, providing better support for open pit studies. Assays are outstanding for these holes and will be reported as they are received and incorporated into the geological model.

Naartok Expansion and Infill

A greater than 100m step-out to test the northern continuation of the Naartok East zone has returned an intersection of 14.3 g/t Au over 12.0m. This intercept shows the continued exploration potential of the Naartok East Zone. Expansion and infill holes have also been completed on the West Zone which returned expected widths and grades. The on-going drilling is focussing on the Gap areas between the Naartok and Rand Zones and expanding the Naartok East Zone.

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
06PMD454	Naartok East	345.2	357.2	12.0	14.3
includes		351.7	355.1	3.4	37.2

06PMD455	Naartok East	498.0	498.5	0.5	18.3
And		543.4	544.0	0.6	12.4

06PMD456	Naartok West	371.5	382.0	10.5	2.3
And		419.2	419.6	0.4	25.9

2006 Boston Program

Three targets were explored in the Boston area, B4, BN and the Fuchsite area. Drilling was planned to better define the B4 Zone at Boston for incorporation in upcoming technical economic studies. Drilling encountered similar grades and widths as recorded in limited historical drilling. A significant change in the B4 resource area is not anticipated. A total of 7 holes were completed on the B4 zone with hole number 06SBD334 returning 15.4 g/t over 13.1 meters.

At Boston, activities will be expanded as a result of a newly identified zone, the BN zone, located approximately 400 m north of the previously defined Boston B2 resource. This area is in the fold closure of the Boston anticline. This newly identified zone consists of broad zones of altered and mineralized volcanic rocks with gold mineralization associated with disseminated sulphides. This style of mineralization is lower grade, compared to intersections normally associated with the Boston deposit, but this style of mineralization has been intersected over significant widths. For example 06SBD340 intersected several mineralized intervals in the upper 150 metres of the hole including 26.2 metres containing 4.2 g/t gold. This style of mineralization has not previously been recognized at Boston and as such reflects potential for further new discoveries of similar mineralization in the Boston area of the Hope Bay belt. Previous drilling in the area is being compiled and follow-up drilling planned through the remainder of the summer.

A total of four holes were drilled in the BN area with all holes retuning broad zones of lower grade mineralization including Hole 06BOS331 which assayed 2.4 g/t over 69.6 m, Hole 06BOS338 drilled 50m south of hole 06BOS331 returning 2.0g/t over 40.7m, and hole 06BOS340 which returned a broad intercept of 2.9g/t over 53.0m. A forth hole, 06BOS339 was drilled 120m to the north retuned low scattered values in sedimentary rock units. This mineralization occurs in similar host rock units that host the Boston B2 resource approximately 400 meters to the south. Limited historical drilling in the area has been complied and further sampled prior to follow-up drilling planned for late August.

Three holes were completed in the Fuchsite zone, 1 kilometre south of the Boston resource limits. The initial drill hole (06SBD335) intersected visible gold which contained 24.4 g/t Au over 0.8 metres. Follow up drilling failed to return significant assays for 06SBD336 and assays remain outstanding for 06SBD341. These initial mixed results demonstrate the potential for resource discovery in this area and further work will be considered for the winter 2007 drill season.

Two exploration drill holes (06SBD337 and 06SBD342) were also completed south of Stickle Back Lake to test lithologies and mineralization potential along structural trends interpreted from surface mapping. No significant mineralization was encountered in these holes.

Boston Highlights

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
06SBD334	B4	321.4	334.5	13.1	15.4
including		323.4	326.9	3.5	52.6
06SBD331	BN	15.9	85.5	69.6	2.44
And		109.3	127.6	18.3	1.62
06SBD338	BN	67.3	108.0	40.7	2.0
And		123.0	139.5	16.5	3.4
06SBD340	BN	14.0	71.0	53.0	2.9
includes		55.2	65.9	10.7	8.0
06SBD335	Fuchsite Zone	173.9	175.4	1.5	13.2
including		173.9	174.7	0.8	24.4

Regional drilling

Exploration drilling in the Madrid System continues to be undertaken. A few holes evaluating the Naartok East stratigraphy have been completed (M451, M452, M457) up to 450m north of the resource area. All have encountered similar lithologies, alteration and styles of mineralization as occur in the Naartok Deposits. Additionally the Madrid system is to be tested in the Nexus area approximately 6 kilometers south of the Naartok Deposits. Detailed magnetics and induced polarisation geophysical surveys have been completed as has relogging of select historical drill holes. Targets will be prioritized as they are generated.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. Any production at Hope Bay is subject to positive feasibility studies, permitting and regulatory approval, the availability of financing and other contingencies.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by ALS Chemex Laboratories in North Vancouver with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by TSL in Saskatoon.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar's website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com

TABLE 1. BOSTON ASSAY RESULTS

HoleID	Area	From (m)	To (m)	Length (m)	Au g/t
06SBD327	B4	133.0	134.5	1.5	1.5
And		260.3	261.0	0.7	18.8

06SBD328	B4	217.3	220.1	2.8	8.6
includes		218.4	219.3	0.9	15.3

06SBD329	B4	30.0	31.5	1.5	1.0
And		436.0	437.1	2.1	1.3

06SBD330	B4	146.0	165.5	19.5	1.5
includes		156.0	158.3	2.3	6.0
And		199.3	200.4	1.1	2.6

06SBD331	BN	15.9	85.5	69.6	2.4
includes		81.5	84.3	2.8	6.2
And		104.8	127.6	22.8	1.4
includes		111.1	124.6	13.5	2.0

06SBD332	B4	134.0	135.5	1.5	1.3
And		275.0	276.5	1.5	1.2

06SBD333	B4	404.3	405.8	1.5	1.8

06SBD334	B4	138.0	138.9	0.9	3.7
And		264.4	268.2	3.8	2.4
And		321.4	334.5	13.1	15.4
includes		323.4	326.9	3.5	52.6
Which includes		326.3	326.9	0.6	253.0

06SBD335	FUCHSITE	173.9	175.4	1.5	13.2
includes		173.9	174.7	0.8	24.4

06SBD336	FUCHSITE	No significant	values

06SBD337	Exploration	No significant	values

06SBD338	BN	67.3	108.0	40.7	2.0
And		110.8	120.8	10.0	1.7
And		123.0	139.5	16.5	3.4
And		147.5	152.0	4.5	2.5
And		182.0	187.9	5.9	4.4
And		201.0	205.8	4.8	2.7
And		208.8	211.3	2.5	3.0

06SBD339	BN	46.0	47.4	1.4	1.9

And		172.5	174.8	2.3	4.4

Includes		173.5	174.0	0.5	9.8

And		188.9	195.3	6.4	1.2

06SBD340	BN	14.0	71.0	53.0	2.9

includes		55.2	65.9	10.7	8.0

And		77.6	81.8	4.2	4.3

And		95.8	100.4	4.6	2.1

And		137.0	146.9	9.9	3.3

06SBD341	FUCHSITE	assays pending

06SBD342	Exploration	assays pending

TABLE 2. MADRID ASSAY RESULTS

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
06PMD450	Naartok East	641.0	642.0	1.0	1.3
And		642.6	643.0	0.4	2.2

06PMD452	Exploration	No significant	values

06PMD453	Naartok East	Assays	pending

06PMD454	Naartok East	345.2	357.2	12.0	14.3
includes		351.7	355.1	3.4	37.2
And		360.2	361.7	1.5	1.2

06PMD455	Naartok East	498.0	498.5	0.5	18.3
And		543.4	544.0	0.6	12.4

06PMD456	Naartok West	280.0	281.5	1.5	2.0
And		316.0	317.5	1.5	5.9
And		331.0	332.5	1.5	4.9
And		353.5	355.0	1.5	6.1
And		364.0	365.5	1.5	3.3
And		371.5	382.0	10.5	2.3
includes		374.5	376.0	1.5	5.4
And		386.5	388.0	6.5	4.3
includes		386.5	388.0	1.5	12.1
And		418.0	419.6	1.6	8.3
includes		419.2	419.6	0.4	25.9

06PMD457	Exploration	No significant	values

06PMD458	Naartok West	361.8	364.0	2.2	2.1

And		383.8	386.9	3.1	3.7

includes		386.0	386.9	0.9	8.1

And		444.9	446.0	1.1	2.6

MIRAMAR
HOPE BAY LTD.
Naartok Drill Hole Locations
Legend
Newly Released 2006 Drill Hole
Previously Released 2006 Drill Hole
Large Pit Outline
Medium Pit Outline
433000 mE
433250 mE
433500 mE
433750 mE
434000 mE
7551750 mN
7551500 mN
7551250 mN
7551000 mN
7550750 mN
7550500 mN
06PMD457
06PMD452
06PMD455
06PMD451
06PMD454
06PMD453
06PMD450
06PMD448
06PMD458
06PMD456
06PMD383
06PMD430
06PMD419
06PMD390
06PMD439
06PMD381
06PMD440
06PMD432
06PMD399
06PMD380
06PMD393
06PMD395
06PMD404
06PMD405
N
0
125
250
meters

Figure 1 Madrid Drillhole Location Map

Figure 2 Boston Area Targets

Figure 3. Boston BN Zone